9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 1 34 82 79 01
Télécopie : +33 (0) 1 34 82 79 10

PROVIMI

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, March 23, 2004

Your ref.: File No. 82-5212

Re: **Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

dlw 4/5

PROVIMI

ON TOP OF THE FEED CHAIN

Net profit up 35% over 2003.
Strong recovery during second half-year

Paris/Rotterdam, March 22, 2004

Provimi (listed on the Euronext *Premier Marché* in Paris), one of the global leaders in the animal nutrition business, today announces its consolidated results for the year 2003. After a difficult first half-year marked by a generally unfavourable trading environment complicated by several external events such as the avian flu crisis in the Netherlands, SARS in Asia and the Iraq war, the Group's businesses showed a recovery during the second half of the year. As a result and despite adverse exchange rate developments, operating profit was EUR 90.5 million compared to EUR 96.0 million in 2002. Due to exceptional items, net income - group share was EUR 24.3 million, compared to EUR 18.0 million in 2002, an increase of 35%.

(in million €)	**31/12/2003**	31/12/2002	**Change**
Sales	**1,544.8**	1,534.1	+ 0.7%
Operating profit	**90.5**	96.0	-5.7%
Net financial result	**-40.9**	-42.3	- 3.3%
Pre-tax income from continuing operations	**49.6**	53.7	-7.8%
Net exceptional items	**16.0**	5.2	N/A
Net income – before Goodwill Amortization	**40.9**	33.7	+21.4%
Net income - group share	**24.3**	18.0	+35.0%
Shareholders' equity*	**545.2**	536.1	
Net financial debt	**399.7**	472.9	
Net-debt-to-equity ratio	**0.73**	0.88	

*including minority interest

Sales were negatively impacted by exchange rates up to EUR 123.8 million, 80.2 million of which is explained by the weak US Dollar and Polish Zloty. This was more than offset by the effect of acquisitions (mainly Rolimpex in Poland and RoCoFa in The Netherlands), which added EUR 153.8 million. Organically, sales decreased EUR 19.4 million or 1.4% in 2003.

Operating profit amounted to EUR 90.5 million, a decrease of 5.7% compared with last year. Exchange rates had a negative impact of EUR 7.2 million, which was offset by the effect of acquisitions. Organically, operating profit decreased 5.9% over the year. However, second six months' operating profit increased 8.7%.

Net financial result improved 3.3% as a result of net debt reduction and lower exchange rate losses.

Net exceptional items amounted to EUR 16.0 million compared to EUR 5.2 million in 2002. They include proceeds from litigation and disposal of assets partially compensated by restructuring costs.

Net income - group share was EUR 24.3 million compared to EUR 18.0 million in 2002, an increase of 35%, and mainly reflects exceptional items together with improved financial results and a lower consolidated tax rate.

Net income before goodwill amortization was EUR 40.9 million compared to EUR 33.7 million in 2002, an increase of 21.4%.

Net debt significantly decreased by EUR 73.2 million from EUR 472.9 million to EUR 399.7 million over the year, due to higher net profit, working capital reductions and a positive effect of exchange rates. Consequently, **net-debt-to-equity ratio** stands at 0.73 compared to 0.88 at 31 December 2002.

Segment information by geography

	Sales		Operating profit	
(in million €)	**31/12/2003**	31/12/2002	**31/12/2003**	31/12/2002
France	**143.5**	145.9	**14.9**	17.4
Poland	**424.6**	360.5	**13.5**	19.5
Rest of Europe	**619.4**	629.7	**35.2**	32.8
USA	**165.0**	217.3	**15.5**	18.5
Rest of the world	**192.3**	180.7	**11.4**	7.8
Total	**1,544.8**	1,534.1	**90.5**	96.0

In France, operations went very satisfactorily due to stronger demand and new products, both resulting in increased domestic sales and market shares. This was only partially offset by pressure from the weak dollar on exports. Excluding consolidation items at Group level, operating profit grew 27%.

In Poland, volumes and margins went down as a result of depressed meat prices as well as high raw material costs due to climatic conditions. The consolidation of Rolimpex over the full year added EUR 111 million to sales and EUR 4 million to operating profit. On a like for like basis, sales were flat compared to 2002 but operating result decreased 35%.

In the rest of Europe, operating profit increased by 7.3%. In The Netherlands, activities were negatively affected by the avian flu and a weak dollar. Hungarian results were negatively affected by unfavourable weather conditions and by currency weakness. This was more than offset by very satisfactory results in the Russian and Spanish markets, including strengthened market share.

In the USA, sales and operating profit decreased mainly due to the weak dollar. At constant exchange rates, sales went down 9.2% while operating profit remained stable due to cost reductions.

In the rest of the world, operating profit increased by 46%. Operations developed very satisfactorily, with the exception of Australia, which suffered from a severe drought. Performance was particularly satisfactory in Brazil, India and China.

Dividend

The Board will ask shareholders to approve a 2003 net dividend (excluding tax credit) of EUR 0.20 per share, similar to 2002.

Outlook 2004

The weakness of the US dollar and related currencies as well as current high raw material prices could have a negative impact on the Group's sales and profits. Feed markets in Poland could also remain under pressure. Nevertheless, the signs of recovery, which were evident during the second half of 2003, are expected to continue or even strengthen in certain countries, such as the USA, Brazil, the UK and China.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and had sales in 2003 of over € 1.5 billion. Provimi has 95 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:
Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04 or + (31) 10 423 95 85

Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766
Citigate First Financial, Floor van Maaren: + (31) 20 575 4078,
or mobile + (31) 6 29597746

This press release and the presentation of annual results can be downloaded from the Group's website: **http://www.provimi.com** and are available upon request at the company's head office.